                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           COMMUNICATION CABLE, INC.
                           (Name of Subject Company)
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                                   (Bidders)
                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 10 4
                     (CUSIP Number of Class of Securities)
                             ROBERT S. JEPSON, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           KUHLMAN ACQUISITION CORP.
                              KUHLMAN CORPORATION
                           3 SKIDAWAY VILLAGE SQUARE
                            SAVANNAH, GEORGIA 31411
                           TELEPHONE: (912) 598-7809
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)
                                WITH COPIES TO:

                   RICHARD A. WALKER, ESQ.                                         PATRICK DAUGHERTY, ESQ.
                       GENERAL COUNSEL                                               JANET L. FORT, ESQ.
                     KUHLMAN CORPORATION                                    PARKER, POE, ADAMS & BERNSTEIN L.L.P.
                  3 SKIDAWAY VILLAGE SQUARE                                          2500 CHARLOTTE PLAZA
                   SAVANNAH, GEORGIA 31411                                     CHARLOTTE, NORTH CAROLINA 28244
                  TELEPHONE: (912) 598-7809                                       TELEPHONE: (704) 335-9060

                          CALCULATION OF FILING FEE:
[CAPTION]

            TRANSACTION VALUATION (1)                             AMOUNT OF FILING FEE (2)
                   $29,968,428                                             $5,998

(1) The transaction valuation was calculated in accordance with Rule 0-11(d) as the product of 2,498,869 shares at $12.00 per share.
(2) The filing fee was calculated in accordance with Rule 0-11(d) as one-fiftieth of one percent of the aggregate amount of cash offered, rounded upward to the nearest whole dollar.
 Check box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                         Filing Party:
Form or Registration No.:                                       Date Filed:

                Page 1, with Exhibit Index at Page 8.

          CUSIP NO. 203378 10 4                               14D-1

        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN ACQUISITION CORP.                     58-2132248
        2    Check the Appropriate Box if a Member of a Group
             (a) (X)
             (b) ( )
        3    SEC use only
        4    Source of funds:
             AF, BK
        5    ( ) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             NORTH CAROLINA
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES, INCLUDING 315,603 SHARES PURSUANT TO A STOCK OPTION AGREEMENT
        8    ( ) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             12.0% OF ALL SHARES ASSUMED TO BE OUTSTANDING (11.2% ASSUMING EXERCISE OF ALL EXERCISABLE OPTIONS ASSUMED TO BE
             OUTSTANDING)
       10    Type of Reporting Person:
             CO

          CUSIP NO. 203378 10 4                               14D-1

        1    Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons:
             KUHLMAN CORPORATION                     58-2058047
        2    Check the Appropriate Box if a Member of a Group
             (a) (X)
             (b) ( )
        3    SEC use only
        4    Source of funds:
             WC, BK
        5    ( ) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)
        6    Citizenship or Place of Organization:
             DELAWARE
        7    Aggregate Amount Beneficially Owned by Each Reporting Person:
             315,703 SHARES, INCLUDING 315,603 SHARES PURSUANT TO A STOCK OPTION AGREEMENT
        8    ( ) Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
        9    Percent of Class Represented by Amount in Row (7):
             12.0% OF ALL SHARES ASSUMED TO BE OUTSTANDING (11.2% ASSUMING EXERCISE OF ALL EXERCISABLE OPTIONS ASSUMED TO BE
             OUTSTANDING)
       10    Type of Reporting Person:
             CO

ITEM 1. SECURITY AND SUBJECT COMPANY.
     (a) The name of the subject company is Communication Cable, Inc., a North Carolina corporation (the "Company"), which has its principal executive offices at 1378 Charleston Drive, Sanford, North Carolina 27331.
     (b) This Schedule concerns the offer (the "Offer") by Kuhlman Acquisition Corp., a North Carolina corporation (the "Purchaser") and a wholly-owned subsidiary of Kuhlman Corporation, a Delaware corporation ("Kuhlman"), to purchase any and all outstanding shares (the "Shares") of the Company's common stock, par value $1.00 per share (the "Common Stock"), for $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 29, 1995 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(l) and (a)(2), respectively. The information contained in the introduction to the Offer to Purchase and under the caption "Terms of the Offer; Number of Shares" at Section 1 of the Offer to Purchase is incorporated herein by reference.
     (c) The information concerning the market for, and the prices of, the Common Stock contained under the caption "Market for Common Stock; Dividends" at
Section 6 of the Offer to Purchase is incorporated herein by reference.
ITEM 2. IDENTITY AND BACKGROUND.
     (a) This Schedule is filed by the Purchaser and Kuhlman. The Purchaser is a North Carolina corporation, all of whose outstanding capital stock is owned by Kuhlman. The information set forth under the caption "Certain Information Concerning the Purchaser and Kuhlman" at Section 9 of the Offer to Purchase is incorporated herein by reference. The names of the directors and executive officers of the Purchaser and Kuhlman are set forth in Annexes A and B hereto, respectively, and are incorporated herein by reference.
     (b) The principal executive offices of each of the Purchaser and Kuhlman are located at 3 Skidaway Village Square, Savannah, Georgia 31411. The business addresses of the directors and executive officers of the Purchaser and Kuhlman are set forth in Annexes A and B hereto, respectively, and are incorporated herein by reference.
     (c) The principal business of each of the Purchaser and Kuhlman is described under the caption "Certain Information Concerning the Purchaser and Kuhlman" at Section 9 of the Offer to Purchase and is incorporated herein by reference. The present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of each director and executive officer of the Purchaser and Kuhlman are set forth in Annexes A and B hereto, respectively, and are incorporated herein by reference.
     (d) The material occupations, positions, offices or employments during the last five years of each of the directors and executive officers of the Purchaser and Kuhlman, together with the starting and ending dates of each and the name, principal business and address of any business corporation or other organization in which such occupation, position, office or employment was carried on, are set forth in Annexes A and B hereto, respectively, and are incorporated herein by reference.
     (e) During the last five years, none of the Purchaser or Kuhlman, nor any of the directors or executive officers of the Purchaser or Kuhlman, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
     (f) During the last five years, none of the Purchaser or Kuhlman, nor any of the directors or executive officers of the Purchaser or Kuhlman, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
     (g) The citizenship of each of the directors and executive officers of the Purchaser and Kuhlman is set forth in Annexes A and B hereto, respectively, and is incorporated herein by reference.
ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.
     (a)(l) Except as described in Item 3(b) hereof and as set forth under the caption "Certain Information Concerning the Purchaser and Kuhlman" at Section 9 of the Offer to Purchase, which Section is incorporated herein by reference, none of the Purchaser or Kuhlman, nor any of the directors or executive officers of the Purchaser or Kuhlman, has entered into any transaction with the Company or with any corporation that is an affiliate of the Company since the commencement of the Company's third full fiscal year preceding the date of this Schedule (I.E., since November 1, 1992), the aggregate amount of which was equal to, or greater than, one percent of the consolidated revenues of the Company (i) for the fiscal year in which such transaction occurred (based, in the case of the Company's fiscal years ended October 31, 1993 and 1994, on information contained in the Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") by
                                       4
the Company for its fiscal year ended October 31, 1994), or (ii) for the portion of the current fiscal year which has occurred, if the transaction occurred in such year.
     (a)(2) Except as described in Item 3(b) hereof and as set forth under the caption "The Stock Option Agreement; The Employment Agreement" at Section 11 of the Offer to Purchase, which Section is incorporated herein by reference, none of the Purchaser or Kuhlman, nor any of the directors or executive officers of the Purchaser or Kuhlman, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Schedule (I.E., since November 1, 1992) with the directors, executive officers or affiliates of the Company that are not corporations in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.
     (b) A description of any contacts, negotiations or transactions which have occurred since the commencement of the Company's third full fiscal year preceding the date of this Schedule (I.E., since November 1, 1992) between, on the one hand, the Purchaser or Kuhlman, or any of the directors or executive officers of the Purchaser or Kuhlman, and, on the other hand, the Company or any of its affiliates, concerning: a merger, consolidation or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets, appears under the captions "Background of the Offer; Contacts with the Company" at Section 10 of the Offer to Purchase, "The Stock Option Agreement; The Employment Agreement" at Section 11 of the Offer to Purchase and "Purpose of the Offer" at Section 12 of the Offer to Purchase, which Sections are incorporated herein by reference.
ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The information set forth under the caption "Source and Amount of Funds" at
Section 13 of the Offer to Purchase is incorporated herein by reference.
ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.
     (a)-(e) The information set forth under the captions "Background of the Offer; Contacts with the Company" at Section 10 of the Offer to Purchase, "The Stock Option Agreement; The Employment Agreement" at Section 11 of the Offer to Purchase and "Purpose of the Offer" at Section 12 of the Offer to Purchase is incorporated herein by reference.
     (f)-(g) The information set forth under the caption "Effect of the Offer on Market for the Shares; Exchange Act Registration" at Section 7 of the Offer to Purchase is incorporated herein by reference.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     The information set forth under the captions "Certain Information Concerning the Purchaser and Kuhlman" at Section 9 of the Offer to Purchase, "Background of the Offer; Contacts with the Company" at Section 10 of the Offer to Purchase, "The Stock Option Agreement; The Employment Agreement" at Section 11 of the Offer to Purchase and "Purpose of the Offer" at Section 12 of the Offer to Purchase is incorporated herein by reference.
ITEM 7.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.
     The information set forth under the captions "Certain Information Concerning the Purchaser and Kuhlman" at Section 9 of the Offer to Purchase, "Background of the Offer; Contacts with the Company" at Section 10 of the Offer to Purchase, "The Stock Option Agreement; The Employment Agreement" at Section 11 of the Offer to Purchase and "Purpose of the Offer" at Section 12 of the Offer to Purchase is incorporated herein by reference.
ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.
     The information set forth under the caption "Fees and Expenses" at Section 16 of the Offer to Purchase is incorporated herein by reference.
ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.
     The information set forth in Exhibit 99 to Kuhlman's Current Report on Form 8-K dated July 21, 1995 and the information set forth in response to Item 1 of Kuhlman's Quarterly Report on Form 10-Q for its quarterly period ended September 30, 1995 is incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and New York (Seven World Trade Center, 13th Floor, New York, New York 10048). Copies
                                       5
of such material can also be obtained from the Public Reference Section of the Commission in Washington, D.C. (450 Fifth Street, N.W., Washington, D.C. 20549), at prescribed rates.
ITEM 10. ADDITIONAL INFORMATION.
     (a) The information set forth under the captions "Background of the Offer; Contacts with the Company" at Section 10 of the Offer to Purchase, "The Stock Option Agreement; The Employment Agreement" at Section 11 of the Offer to Purchase and "Purpose of the Offer" at Section 12 of the Offer to Purchase is incorporated herein by reference.
     (b)-(c) The information set forth under "Certain Legal Matters" at Section 17 of the Offer to Purchase is incorporated herein by reference.
     (d) Not applicable.
     (e) Not applicable.
     (f) Reference is hereby made to the Offer to Purchase, a copy of which is attached as Exhibit (a)(l) hereto, and which is incorporated herein in its entirety by reference.
ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.
     (a)(l) Offer to Purchase
     (a)(2) Letter of Transmittal
     (a)(3) Notice of Guaranteed Delivery
     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
     (a)(5) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients
     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
     (a)(7) Form of Summary Advertisement published on November 29, 1995
     (a)(8) Press Release dated November 29, 1995
     (b)(1) Commitment Letter dated November 28, 1995 between The Chase Manhattan Bank, N.A. and Kuhlman
     (b)(2) Commitment Letter dated November 28, 1995 between NationsBank of Georgia, N.A. and Kuhlman
     (c)(l) Stock Option Agreement dated November 20, 1995 among James R. Fore, the Purchaser and Kuhlman
     (c)(2) Employment Agreement dated November 20, 1995 among James R. Fore, the Purchaser and Kuhlman
     (d) Not applicable
     (e) Not applicable
     (f) Not applicable
                                       6

                                   SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: November 29, 1995
                                         KUHLMAN ACQUISITION CORP.
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                         KUHLMAN CORPORATION
                                         BY /S/ ROBERT S. JEPSON, JR.
                                           ROBERT S. JEPSON, JR.
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                       7

                                 EXHIBIT INDEX

     ITEM                                      DESCRIPTION
Annex A          Directors and Executive Officers of the Purchaser
Annex B          Directors and Executive Officers of Kuhlman
Exhibit (a)(1)   Offer to Purchase
Exhibit (a)(2)   Letter of Transmittal
Exhibit (a)(3)   Notice of Guaranteed Delivery
Exhibit (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                 Nominees
Exhibit (a)(5)   Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees to their Clients
Exhibit (a)(6)   Guidelines for Certification of Taxpayer Identification Number on
                 Substitute Form W-9
Exhibit (a)(7)   Form of Summary Advertisement published on November 29, 1995
Exhibit (a)(8)   Press Release dated November 29, 1995
Exhibit (b)(1)   Commitment Letter dated November 28, 1995 between The Chase Manhattan
                 Bank, N.A. and Kuhlman
Exhibit (b)(2)   Commitment Letter dated November 28, 1995 between NationsBank of
                 Georgia, N.A. and Kuhlman
Exhibit (c)(1)   Stock Option Agreement dated November 20, 1995 among James R. Fore, the
                 Purchaser and Kuhlman
Exhibit (c)(2)   Employment Agreement dated November 20, 1995 among James R. Fore, the
                 Purchaser and Kuhlman

                                                                         Annex A
                        DIRECTORS AND EXECUTIVE OFFICERS
                                OF THE PURCHASER
     The names and titles of the directors and executive officers of the Purchaser and their principal occupations or employments during the last five years are set forth below. The address of each such director and executive officer is 3 Skidaway Village Square, Savannah, Georgia 31411. All directors and officers listed below are citizens of the United States.

                                                   PRESENT PRINCIPAL OCCUPATION
                                                   OR EMPLOYMENT AND FIVE-YEAR
              NAME AND TITLE                            EMPLOYMENT HISTORY
Robert S. Jepson, Jr.                       See description in Annex B.
  Chairman of the Board, Chief
  Executive Officer and Director
Curtis G. Anderson                          See description in Annex B.
  President and Director
Vernon J. Nagel                             See description in Annex B.
  Vice President and Treasurer
Richard A. Walker                           See description in Annex B.
  Secretary
Ward D. Richards                            Mr. Richards, who was elected as Assistant
  Assistant Secretary                       Secretary of the Purchaser on October 1,
                                            1995, has served as Senior Corporate
                                            Attorney of Kuhlman since 1993. From
                                            August 1991 to August 1993, Mr. Richards
                                            served as Corporate Attorney for Kuhlman.
                                            Prior thereto, he was an associate in the
                                            law firm of Wyatt, Tarrant & Combs.
Jeffrey R. Samuels                          Mr. Samuels, who was elected as Assistant
  Assistant Treasurer                       Treasurer of the Purchaser on October 1,
                                            1995, has served as Director of Finance
                                            since May 1993. From April 1989 to May
                                            1993, he was Controller of Burns Aerospace
                                            Corporation.

                                                                         Annex B
                        DIRECTORS AND EXECUTIVE OFFICERS
                                   OF KUHLMAN
     The names and titles of the directors and executive officers of Kuhlman and their principal occupations or employments during the last five years are set forth below. Except as otherwise indicated below, the address of each such director and executive officer is 3 Skidaway Village Square, Savannah, Georgia 31411. All directors and officers listed below are citizens of the United States.

                                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                        NAME AND TITLE                                        FIVE-YEAR EMPLOYMENT HISTORY
Robert S. Jepson, Jr.                                           Mr. Jepson, who was elected President and Chief Executive
  Chairman of the Board, Chief                                  Officer of Kuhlman on February 10, 1993, and Chairman of
  Executive Officer and Director                                the Board on June 9, 1993, founded and was Chairman and
                                                                Chief Executive Officer of The Jepson Corporation from
                                                                1983 until its sale in 1989. The Jepson Corporation was a
                                                                diversified manufacturing company listed on the New York
                                                                Stock Exchange. Immediately preceding his election as
                                                                President and Chief Executive Officer of Kuhlman, Mr.
                                                                Jepson was, and is currently, Chairman and Chief
                                                                Executive Officer of Jepson Associates, Inc., a private
                                                                investment company. He currently serves as a director of
                                                                The Washington Water Power Company and Savannah Foods &
                                                                Industries, Inc.
Curtis G. Anderson                                              Mr. Anderson, who was elected President and Chief
  President, Chief Operating Officer and Director               Operating Officer of Kuhlman on April 26, 1994, and
                                                                director on September 8, 1993, founded and has been,
                                                                since 1986, Chairman of Anderson Capital Corporation, a
                                                                private investment company. Prior thereto, he spent 19
                                                                years in corporate and investment banking, including 14
                                                                years with Citibank and five years with The First
                                                                National Bank of Chicago where he served as Executive
                                                                Vice President, Head of Financial Products Department.
Gary G. Dillon                                                  Mr. Dillon has served as Chairman of the Board, President
  Chairman, President and Chief Executive Officer               and Chief Executive Officer of Schwitzer, Inc. since June
  of Schwitzer, Inc. and Director                               1991, having served as President and Chief Executive
                                                                Officer since April 1989. Prior thereto, he served as
                                                                President and Chief Executive Officer of Household
                                                                Manufacturing, Inc. Mr. Dillon currently serves as a
                                                                director of Household International, Inc.
Vernon J. Nagel                                                 Mr. Nagel joined Kuhlman on April 5, 1993 and was elected
  Executive Vice President of Finance,                          Vice President of Finance, Chief Financial Officer and
  Chief Financial Officer and Treasurer                         Treasurer of Kuhlman on June 9, 1993 and Executive Vice
                                                                President of Finance on February 22, 1994. He was the
                                                                Vice President of Finance, Chief Financial Officer and
                                                                Secretary of Stericycle, Inc. (medical waste management)
                                                                from January 1990 until March 1993. Prior thereto, he
                                                                served as a Vice President of The Jepson Corporation from
                                                                1985 until 1990, including Chief Financial Officer from
                                                                1989 until 1990 and Controller from 1986 until 1989.

                                      B-1

                                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                        NAME AND TITLE                                        FIVE-YEAR EMPLOYMENT HISTORY
Richard A. Walker                                               Mr. Walker has served as an Executive Vice President or
  Executive Vice President, Chief Administrative Officer,       in a similar position with Kuhlman since        1991.
  General Counsel and Secretary                                 From 1984 until April 1991, Mr. Walker served as Vice
                                                                President, General Counsel and Secretary of Kuhlman.
                                                                Prior thereto, he was a partner in the law firm of
                                                                Harness, Dickey & Pierce.
John Zvolensky, Jr.                                             Mr. Zvolensky has served as President and Chief Executive
  President and Chief Executive Officer of                      Officer of Kuhlman Electric Corporation since July 31,
  Kuhlman Electric Corporation                                  1995. From July 1994 until joining Kuhlman Electric, he
                                                                was General Manager and Chief Operating Officer of the
                                                                Greater Cleveland Growth Association. From January 1992
                                                                to September 1993, he was President of WCI Cabinet Group,
                                                                a division of White Consolidated Industries. From 1987 to
                                                                1991, Mr. Zvolensky was President and Chief Executive
                                                                Officer of Emerson Quiet Cool.
William E. Burch                                                Mr. Burch has been a consultant from 1982 to the present
  Director                                                      and currently serves as a director of Atkinson Company.
                                                                From 1984 to 1993, he was counsel to the law firm of
                                                                Lukins & Annis in Spokane, Washington. From 1981 to 1984,
                                                                he served as Vice Chairman of Fred S. James & Co.
                                                                (insurance brokers). From 1975 to 1981, he served that
                                                                company as President and Chief Executive Officer.
Steve Cenko                                                     Mr. Cenko has been a consultant from 1985 to the present.
  Director                                                      From 1980 to 1985 he served as President of Lamb Systems
                                                                Group (engineering, manufacturing and marketing of
                                                                machine tools) and as a director and Executive Vice
                                                                President of Lamb Technicon Corporation (holding
                                                                company).
Alexander W. Dreyfoos, Jr.                                      Mr. Dreyfoos is currently serving as Chairman of the
  Director                                                      Board of Photo Electronics Corporation (broadcasting) and
                                                                WPEC TV (Palm Beach, Florida) and has served continuously
                                                                in those positions since 1963 and 1973, respectively.
William M. Kearns, Jr.                                          Mr. Kearns is currently President of W.M. Kearns & Co.,
  Director                                                      Inc. (private investment company). He was associated with
                                                                Lehman Brothers (investment banking) and its predecessor
                                                                firms for more than 33 years. From 1992 to 1994 he was an
                                                                Advisory Director of Lehman Brothers and from 1969
                                                                through 1992 he was a Managing Director of that firm. He
                                                                also serves as a director of Selective Insurance Group,
                                                                Inc. and Mountasia Entertainment International, Inc.
Robert D. Kilpatrick                                            Mr. Kilpatrick currently serves as a director of United
  Director                                                      Companies Financial Corporation. He retired as Chairman
                                                                of the Board and Chief Executive Officer of CIGNA
                                                                Corporation (insurance) in 1989 and 1988, respectively.
                                                                He served in various executive positions with CIGNA prior
                                                                thereto.
John L. Marcellus, Jr.                                          Mr. Marcellus currently serves as a director of Southern
  Director                                                      Financial Federal Savings Bank. He retired as Chairman,
                                                                President and Chief Executive Officer of Oneida Ltd.
                                                                (tableware manufacturing) in 1986.

                                      B-2

                                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                        NAME AND TITLE                                        FIVE-YEAR EMPLOYMENT HISTORY
George J. Michel, Jr.                                           Mr. Michel has been a private investor and consultant and
  Director                                                      Chairman of Windstar International, Inc. (management
                                                                consulting) from 1990 to the present. Prior to 1990, he
                                                                was Chairman of Stanadyne, Inc. (diversified manufacturer
                                                                of fabricated metal products) from 1985 to 1989 and Chief
                                                                Executive Officer of the same corporation from 1988 to
                                                                1989.
General H. Norman Schwarzkopf                                   General Schwarzkopf currently serves as a director of
  Director                                                      Borg Warner Security Corporation and The Washington Water
                                                                Power Company and is active as an author, lecturer and TV
                                                                consultant. He retired in August 1991 as a Four-Star
                                                                General in the U.S. Army after having served as Commander
                                                                in Chief, United States Central Command, Department of
                                                                Defense, and Commander of Operations Desert Shield and
                                                                Desert Storm.

                                      B-3